--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE, SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2004


[   ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                           EXCHANGE ACT OF 1934

             for the transition period from __________ to __________

                        Commission file number 001-05083

         A. Full title of the plan and the address of the plan, if difference from that of the issuer named below:


               THE XANSER CORPORATION SAVINGS AND INVESTMENT PLAN


         B. Name of issuer of these securities held pursuant to the plan and the address of its principal executive office:




                               XANSER CORPORATION
                           2435 N. Central Expressway
                             Richardson, Texas 75080


--------------------------------------------------------------------------------

                             THE XANSER CORPORATION
                           SAVINGS AND INVESTMENT PLAN

                                Table of Contents

                                                                                                             Page

Reports of Independent Registered Public Accounting Firm                                                         1

Statements of Net Assets Available for Benefits at December 31, 2004 and 2003                                    3

Statements of Changes in Net Assets Available for Benefits for the Years
      Ended December 31, 2004 and 2003                                                                           4

Notes to Financial Statements                                                                                    5

Supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year)                                     13

Signature                                                                                                       14

Exhibit:
      Exhibit 23.1   Consent of Independent Registered Public Accounting Firm                                   15
      Exhibit 23.2   Consent of Independent Registered Public Accounting Firm                                   16



                             THE XANSER CORPORATION
                           SAVINGS AND INVESTMENT PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 2004 and 2003

         (With Report of Independent Registered Public Accounting Firm)

             Report of Independent Registered Public Accounting Firm


To the Participants and Plan Administrator
Xanser Corporation Savings and Investment Plan

We have audited the accompanying statement of net assets available for benefits of Xanser Corporation Savings and Investment Plan as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in net assets available for benefits for the year then ended, in conformity with accepted accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, Line 4i - Schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Grant Thornton LLP

Dallas, Texas
June 17, 2005

             Report of Independent Registered Public Accounting Firm






The Administrator and Participants of
   The Xanser Corporation Savings and Investment Plan:


We have audited the accompanying statement of net assets available for benefits of The Xanser Corporation Savings and Investment Plan (the Plan) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Xanser Corporation Savings and Investment Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended in conformity with
U. S. generally accepted accounting principles.


                                    KPMG LLP


Dallas, Texas
June 25, 2004

                             THE XANSER CORPORATION
                           SAVINGS AND INVESTMENT PLAN

                 Statements of Net Assets Available for Benefits



                                                                                          December 31,
                                                                              --------------------------------------
                                                                                    2004                 2003
                                                                              -----------------    -----------------
ASSETS
Investments, at fair value                                                    $      31,737,528     $     30,560,174
Cash                                                                                    275,121              157,094
Participant contributions receivable                                                     97,591              100,096
Sponsor contributions receivable                                                         52,207               61,458
Other receivables                                                                        49,634              290,415
                                                                              -----------------    -----------------
           Total assets                                                              32,212,081           31,169,237
                                                                              -----------------    -----------------
LIABILITIES
Payables and accrued liabilities                                                          3,314               10,639
                                                                              -----------------    -----------------
NET ASSETS AVAILABLE FOR BENEFITS                                             $      32,208,767    $      31,158,598
                                                                              =================    =================


See accompanying notes to financial statements.

                             THE XANSER CORPORATION
                           SAVINGS AND INVESTMENT PLAN

           Statements of Changes in Net Assets Available for Benefits

                                                                                       Year ended December 31,
                                                                                --------------------------------------
                                                                                      2004                 2003
                                                                                -----------------    -----------------

ADDITIONS:
Additions to net assets attributed to:
   Net appreciation in fair value of assets                                     $       2,745,891   $        6,664,051
   Interest and dividend income                                                           821,756              525,030
                                                                                -----------------    -----------------
             Total investment income                                                    3,567,647            7,189,081

   Contributions:
      Sponsor                                                                             681,970              658,820
      Participants                                                                      1,298,445            1,303,530
                                                                                -----------------    -----------------
             Total contributions                                                        1,980,415            1,962,350
                                                                                -----------------    -----------------
             Total additions                                                            5,548,062            9,151,431
                                                                                -----------------    -----------------

DEDUCTIONS:
Deductions from net assets attributed to:
   Distributions and withdrawals                                                       (3,111,188)          (3,234,590)
   Plan assets transferred                                                             (1,386,705)          (3,244,577)
                                                                                -----------------    -----------------
             Total deductions                                                          (4,497,893)          (6,479,167)
                                                                                -----------------    -----------------
        Net change in net assets                                                        1,050,169            2,672,264

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                                                   31,158,598           28,486,334
                                                                                -----------------    -----------------
   End of year                                                                  $      32,208,767    $      31,158,598
                                                                                =================    =================

See accompanying notes to financial statements.

                             THE XANSER CORPORATION
                           SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2004 and 2003


(1)  Plan Description

     The Xanser Corporation Savings and Investment Plan (the Plan) is a defined contribution plan for employees of Xanser Corporation (Xanser or Sponsor), its wholly owned domestic subsidiaries (the Companies) and certain former employees as described in Note 10. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is in compliance with the minimum funding requirements of ERISA. The Plan was established on April 1, 1991.

     At December 31, 2004, Nationwide Trust Company served as trustee (the Trustee) (see Note 8), The 401(k) Company served as the Plan's record keeper and the Vice President of Human Resources of Xanser served as the Plan Administrator. All administrative and trust expenses of the Plan are paid by Xanser. A copy of the Plan document and amendments is available from the Plan Administrator. Participants should refer to the Plan document and amendments for more detailed information regarding provisions of the Plan.

     The Plan permits all full-time employees of the Companies to contribute a minimum of 2% up to 20% of base compensation on a pretax basis into participant accounts for 2004 and 2003, respectively. After one year of employment, the Companies make a mandatory contribution equal to 2% of base compensation to each Participant's account, regardless of Participant contributions. The Companies also match Participant contributions at a rate of 50% of the Participant's contribution up to 6% of base compensation after one year of employment. Effective August 1, 2004, participants commenced direction of the Companies' matching contribution, which was formerly invested only in company stock, and investment restrictions on previous matching contributions were removed. Effective January 1, 2005, the Companies increased their matching contribution from 50% to 100% of the first 6% of participant contributions and discontinued their former 2% mandatory contribution. Employee contributions, together with earnings thereon, are not subject to forfeiture. That portion of a participant's account balance attributable to the Companies' contributions, together with earnings thereon, is vested over a five-year period at 20% per year. Participants may borrow from the Plan an amount not to exceed the lesser of 50% of such participant's vested account balance or $50,000 reduced by the highest loan balance in the preceding twelve months. Contributions to the Plan are held in a trust and invested by the Trustee, at the direction of the participants, in the investment funds described in Note 3.

(2)  Summary of Significant Accounting Policies

     The Plan maintains its accounts on the accrual basis of accounting.

     (a)  Investments

          The Plan's investments in common stock are stated at fair value based on quoted market prices. Mutual fund shares are valued based on public market prices that represent the net asset values of shares held by the Plan at year-end. The Invesco Stable Value Fund investment includes security-backed investment contracts including synthetic investment contracts ("SICs"), guaranteed investment contracts ("GICs") and cash-equivalents. SICs are contracts composed of underlying assets and a "wrapper" contract issued by a responsible third party. The issuer of the "wrapper" contract provides for withdrawals at contract value for any normal benefit responsive requirements. The Invesco Stable Value Fund is valued at the total combined amount of security-backed investment contracts including SICs, and GICs, which are all valued at contract value, and the value of cash equivalents, which are valued at cost and approximate fair value. The crediting range of interest ranged from 1.59% to 7.80%, and 0.5% to 13.34%, at December 31, 2004 and 2003, respectively, and the reported yield at December 31, 2004 and 2003 was 4.31% and 4.04%, respectively. Participant loans are valued at unpaid principal balance which approximates fair value.

          Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

     (b)  Distributions

          Distributions are recorded when paid.

     (c)  Federal Income Taxes

          The Internal Revenue Service (IRS) has ruled the Plan meets the requirements of Section 401(a) and 401(k) of the Internal Revenue Code (the Code) and the trust is exempt from federal income taxes under
          Section 501(a) of the Code. On January 1, 2002, the Plan was amended and restated to incorporate all prior amendments. The IRS granted a favorable letter of determination on July 31, 2002. The Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Under present federal income tax laws and regulations, participants will not be subject to federal income taxes on the contributions made by their employer or withheld from their compensation under the Plan, or on the interest, dividends or profits on the sale of securities received by the Trustee, until the participant's accounts are distributed or made available to the employee in an unqualified manner.

          The Code limits contributions to the Plan in several respects. The total amount deferred by each participant cannot exceed a specified dollar limit which, for calendar years 2004 and 2003 was $13,000 and $12,000, respectively. In accordance with the 2001 Economic Growth and Tax Relief Reconciliation Act, as of January 1, 2002, participants of age 50 or older were eligible to defer up to $16,000 and $14,000 for 2004 and 2003, respectively. Participant compensation in excess of $205,000 and $200,000 in 2004 and 2003, respectively, is excluded in calculating participant deferrals and employer matching contributions for the above years. Total contributions during any Plan year, including both participants' deferrals and employer matching contributions, may not exceed the maximum amount the employer may deduct for federal income tax purposes for the year. Additional rules apply to prevent discrimination in favor of highly compensated employees.

     (d)  Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.


     (e)  Risks and Uncertainties

          The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

(3)  Investment Programs

     The Plan's investments at December 31, 2004 and 2003 are as follows:

                                                  December 31, 2004                    December 31, 2003
                                         -----------------------------------  ------------------------------------
                                          Number of shares      Value          Number of shares       Value
                                         ----------------- -----------------  -----------------  -----------------
 Investments at fair value as determined
  by quoted market price:
    Xanser Corporation Common Stock       2,610,634.000       $    7,309,775*   3,205,778.000      $     7,597,694*
                                                              --------------                       ---------------
Investments at fair value:
    AIM International Emerging Growth        26,105.763             422,130            -                     -
    Capital World Growth and Income          45,022.062           1,525,798            -                     -
    Growth Fund of America Class A           85,484.394           2,340,563*      84,100.651            2,063,830*
    Lord Abbett Affiliated Fund Class A     297,274.304           4,393,714*     308,255.581            4,176,863*
    Phoenix-Duff & Phelps Real Estate        45,317.785           1,142,914            -                     -
    PIMCO Total Return Administrative
      Shares                                201,183.758           2,146,631*     208,836.470            2,236,639*
    Robertson Stephens Emerging Growth
      Fund                                   37,427.378           1,211,150       39,799.773            1,118,374
    Scudder Equity 500 Index Fund            17,478.446           2,371,825*      18,139.343            2,266,148*
    State Street Research Aurora Fund
      Class A                                47,656.025           1,929,116*      44,946.454            1,735,383*
    State  Street   Research   Emerging
      Growth                                 27,599.101             374,520            -                     -
    Thornburg International Value            58,294.099           1,208,436            -                     -
    Janus Worldwide Fund                          -                       -       38,228.532            1,511,556
    Franklin Real Estate Securities
      Fund Class A                                -                   -           37,201.242              799,827
    MFS New Discovery Fund Class A                -                   -           21,498.573              330,003
    ING International Small Cap Growth
      Class A                                     -                   -            9,559.350              259,250
    Putnam International Growth Class A           -                   -           53,759.065            1,110,662
    Alliance Capital Reserve                    598.700                 599          299.190                  299
    Participants' Loans                          --                 419,159           --                  501,311
                                                              --------------                       --------------
                                                                 19,486,555                            18,110,145
                                                              --------------                       --------------
Investments at contract values:
    Invesco Stable Value Fund             4,941,198.010           4,941,198*   4,852,335.040           4,852,335*
                                                              --------------                       --------------
                                                              $   31,737,528                       $   30,560,174
                                                              ==============                       ==============


*    Represents 5% or more of total ending net assets available for benefits.

     For the years ended December 31, 2004 and 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

                                                                     Year Ended December 31,
                                                            ------------------------------------------
                                                                   2004                 2003
                                                            ------------------- ----------------------
Common stock                                                $        1,211,918      $      2,785,502
Mutual funds                                                         1,533,973             3,878,549
                                                            ------------------- ----------------------
                                                            $        2,745,891      $      6,664,051
                                                            =================== ======================

     Effective August 1, 2004, participants commenced direction of the Companies' matching contribution, which was formerly invested only in Xanser stock and investment restrictions on previous matching contributions were removed. Prior to August 1, 2004, employer matching contributions were automatically invested in Xanser Corporation Common Stock. The following tables set forth information related to the Xanser Corporation Common Stock Fund's assets available for benefits as of December 31, 2004 and 2003 and the changes in such assets for the year ended December 31, 2004 and 2003.

                                                              December 31,          December 31,
                                                                  2004                  2003
                                                            -----------------     -----------------
ASSETS
   Investments, at fair value                               $      7,309,775      $      7,597,694
   Contributions receivable                                           15,833                41,815
   Other receivables                                                  36,047                23,399
                                                            -----------------     -----------------
      Total assets                                                 7,361,655             7,662,908
                                                            -----------------     -----------------

LIABILITIES
   Payables and accrued liabilities                                   -                     -
                                                            -----------------     -----------------

NET ASSETS AVAILABLE FOR BENEFITS                           $      7,361,655     $       7,662,908
                                                            =================     =================

                                                                             Year Ended December 31,
                                                                      ---------------------------------------
                                                                            2004                 2003
                                                                      ------------------   ------------------
          ADDITIONS:
          Additions to net assets attributed to:
             Contributions:
                Sponsor                                            $         255,992     $        388,822
                Participants                                                 162,062              164,053
                                                                      ------------------   ------------------

                  Total contributions                                        418,054              552,875
             Net appreciation in fair value of assets                      1,211,918            2,785,502
             Net investment transfers, distributions and
          withdrawals                                                     (1,931,225)           (1,367,329)
                                                                      ------------------   ------------------

                  Total additions                                           (301,253)           1,971,048
                                                                      ------------------   ------------------
          DEDUCTIONS:
          Deductions from assets attributed to:
             Net depreciation in fair value of assets                            -                  -
                                                                      ------------------   ------------------
                  Total deductions                                               -                  -
                                                                      ------------------   ------------------
                Net change in assets                                        (301,253)           1,971,048

          NET ASSETS AVAILABLE FOR BENEFITS:
             Beginning of year                                             7,662,908            5,691,860
                                                                      ------------------   ------------------
             End of year                                           $       7,361,655     $      7,662,908
                                                                      ==================   ==================

     Net investment transfers, distributions and withdrawals represents distributions and withdrawals (as defined in Note 4), Plan transfers to the KSL 401(k) Plan (as defined in Note 9) and the net effect of Xanser Corporation Common Stock Fund purchases (sales) from/to other Plan investment accounts.

(4)  Distributions and Withdrawals

     Distributions and withdrawals represent distributions to Plan participants who have retired, terminated employment or applied and qualified for a hardship distribution. Distributions and withdrawals also represent distributions per a Qualified Domestic Relations Order or amounts related to delinquent participants' loans deemed as distributions. Distribution and withdrawals do not include amounts transferred to the KSL 401(k) plan (see
     Note 9).

(5)  Forfeitures

     At December 31, 2004 and 2003, forfeited nonvested accounts totaled $249,642 and $169,235, respectively. Forfeiture amounts, forfeited by participants upon withdrawing from the Plan, are used to reduce future Sponsor contributions or Sponsor paid Plan expenses. These amounts may also be credited to participant accounts upon returning to the Plan if certain requirements are met.

(6)  Reconciliation of Financial Statements to Form 5500

                                                            Year Ended December 31,
                                                     ---------------------------------------
                                                           2004                  2003
                                                     ------------------    -----------------
Net Assets Available for Benefits (per audited
    financial statements)                            $     32,208,767      $     31,158,598
Less: Amounts allocated to withdrawing participants          (159,380)             (278,853)
                                                     -----------------     -----------------
Net Assets Available for Benefits (per Form 5500)    $     32,049,387      $      30,879,745
                                                     =================     =================


                                                            Year Ended December 31,
                                                     ---------------------------------------
                                                           2004                  2003
                                                     ------------------    -----------------
Distributions and withdrawals per the financial
    statements                                       $      3,111,188      $      3,234,590
Amounts allocated to withdrawing
    participants-prior year                                  (278,853)                --
Amounts allocated to withdrawing participants                 159,380               278,853
                                                     ------------------    -----------------
Net paid to participants per the Form 5500           $      2,991,715      $      3,513,443
                                                     ==================    =================

     Any amounts allocated to withdrawing participants are recorded on the Form 5500 for distribution and withdrawal claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

(7)  Plan Termination

     Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(8)  Change in Trustee

     Effective January 1, 2003, Xanser appointed Nationwide Trust Company as Trustee. Prior to January 1, 2003, the Austin Trust Company served as Trustee.

(9)  Plan Transfers

     In June 2001, Kaneb Services, Inc., now known as Xanser Corporation, (KSI) distributed its pipeline, terminaling and product marketing businesses (the "Distribution") to its stockholders in the form of a new limited liability company, Kaneb Services LLC (KSL). When the Distribution was completed, each shareholder of KSI received one common share of KSL for each three shares of KSI common stock held on June 21, 2001, the record date for the Distribution. The Plan received 615,985 common shares of KSL pursuant to this Distribution.

     Effective with the KSL Distribution, KSL established a new 401(k) plan for its employees. Upon creation of the KSL 401(k) plan, KSL employees became inactive participants in the Plan and will not make contributions to the Plan. Participant accounts in the amounts of $1,386,705 and $3,244,577 were transferred from the Plan to the KSL 401(k) plan in 2004 and 2003, respectively.

(10) Parties-in-Interest Transactions

     Certain Plan investments include shares of common stock of Xanser, the Plan Sponsor. Therefore, transactions related to these shares qualify as party-in-interest transactions.

                             THE XANSER CORPORATION
                           SAVINGS AND INVESTMENT PLAN

   Supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2004
                                 EIN: 74-1191271
                                Plan Number: 009

                                                                      Description of                            Current
         Name of issuer and title of issue                              investment                               Value
----------------------------------------------------- ------------------------------------------------    --------------------

*  Xanser Corporation Common Stock (a)                Common Stock, 2,610,634 shares                    $       7,309,775
                                                                                                          ====================
**Alliance Capital Reserve                            Money Market Fund, 598.700 shares/units           $             599
                                                                                                          ====================
**Invesco Stable Value Fund                           Common Collective Trust Fund
                                                      4,941,198.101 share/units                         $       4,941,198
                                                                                                          ====================
**AIM International Emerging Growth                   Mutual Fund,   26,105.763 shares/units            $         422,130
                                                                                                          ====================
**Capital World Growth and Income                     Mutual Fund,   45,022.062 shares/units            $       1,525,798
                                                                                                          ====================
**Growth Fund of America                              Mutual Fund,   85,484.394 shares/units            $       2,340,563
                                                                                                          ====================
**Lord Abbett Affiliated Fund Class A                 Mutual Fund, 297,274.304 shares/units             $       4,393,714
                                                                                                          ====================
**Phoenix-Duff & Phelps Real Estate                   Mutual Fund,   45,317.785 shares/units            $       1,142,914
                                                                                                          ====================
**PIMCO Total Return Administrative Shares            Mutual Fund,  201,183.758 share/units             $       2,146,631
                                                                                                          ====================
**Robertson Stephens Emerging Growth Fund             Mutual Fund,    37,427.378 share/units            $       1,211,150
                                                                                                          ====================
**Scudder Equity 500 Index Fund                       Mutual Fund,    17,478.446 share/units            $       2,371,825
                                                                                                          ====================
**State Street Research Aurora Fund Class A           Mutual Fund,    47,656.025 share/units            $       1,929,116
                                                                                                          ====================
**State Street Research Emerging Growth               Mutual Fund,    27,599.101 share/units            $         374,520
                                                                                                          ====================
**Thornburg International Value                       Mutual Fund,    58,294.099 share/units            $       1,208,436
                                                                                                          ====================
* Participants, Loans                                 Participant loans, maturity dates various
                                                      thru 12/2009; interest rates vary between
                                                      5.18% and 10.25%                                  $         419,159
                                                                                                          ====================

*  Party-in-interest
** Cost not required for participant-directed investments.
(a)Investment cost basis was $ 5,503,698 at December 31, 2004.


See accompanying report of independent registered public accounting firm.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                        THE XANSER CORPORATION
                                        SAVINGS AND INVESTMENT PLAN




Date:  June 28, 2005                     By: /s/ WILLIAM H. KETTLER
                                             -----------------------------------
                                             William H. Kettler
                                             Vice President - Human Resources
                                             (Plan Administrator)

                                                                    Exhibit 23.1


            Consent of Independent Registered Public Accounting Firm



We have issued our report dated June 17, 2005, accompanying the Xanser Corporation Savings and Investment Plan financial statements included on Form
11-K for the year ended December 31, 2004. We hereby consent to the incorporation by reference of said report in the Registration Statements of Xanser Corporation on Form S-8 (File No. 333-101996, 333-83968 and 333-14067).


Grant Thornton LLP

Dallas, Texas
June 17, 2005

                                                                    Exhibit 23.2







            Consent of Independent Registered Public Accounting Firm



Xanser Corporation
The Administrator and Participants of
   The Xanser Corporation Savings and Investment Plan:


We consent to the incorporation by reference in registration statement numbers 333-101996, 333-83968 and 333-14067 on Form S-8 of Xanser Corporation of our report dated June 25, 2004 with respect to the statement of net assets available for benefits of The Xanser Corporation Savings and Investment Plan as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended, which report appears in the December 31, 2004 annual report on Form 11-K of The Xanser Corporation Savings and Investment Plan.




                                    KPMG LLP


Dallas, Texas
June 28, 2005